UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2010

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the three months ended June 30, 2010

July 30, 2010

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Code number:	8306
URL	http://www.mufg.jp/
Representative:	Katsunori Nagayasu, President & CEO
For inquiry:	Naoki Muramatsu, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-7200

Quarterly securities report issuing date: August 16, 2010
Trading accounts: Established
Dividend payment date: -
Supplemental information for quarterly financial statements: Available
Schedule for quarterly “investor meeting presentation”: None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Three Months ended June 30, 2010

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
Three months ended	million yen	%	million yen	%	million yen	%
June 30, 2010	1,168,880	(12.5)	299,128	119.4	166,348	119.0
June 30, 2009	1,335,642	(7.1)	136,328	40.7	75,940	48.3

	Net Income per Common Stock	Diluted Net Income per Common Stock
Three months ended	yen	yen
June 30, 2010	11.76	11.72
June 30, 2009	6.52	6.52

(2)	Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets (*1)	Total Net Assets per Common Stock
As of	million yen	million yen	%	yen
June 30, 2010	204,744,412	11,165,641	4.3	601.60
March 31, 2010	204,106,939	11,299,459	4.6	612.05

(Reference) Shareholders’ equity as of             June 30, 2010: 8,896,488 million yen;             March 31, 2010: 9,305,795 million yen

(*1)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below

(Total net assets - Subscription rights to shares - Minority interests) / Total assets

(*2)	“Risk-adjusted Capital Ratio” will be disclosed separately in mid-August 2010.

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
Fiscal year	yen	yen	yen	yen	yen
ended March 31, 2010	—	6.00	—	6.00	12.00
ending March 31, 2011	—	——	——	——	——
ending March 31, 2011 (Forecast)	——	6.00	—	6.00	12.00

(*1)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

(*2)	Please refer to “Dividends on Preferred Stocks” for information with regard to the dividends on stocks other than common stock.

3. Earnings Forecasts for the Fiscal Year ending March 31, 2011 (Consolidated)

(*)	Revision of earnings forecasts on the presentation date of this Consolidated Summary Report : None

MUFG has the target of 400.0 billion yen of consolidated net income for the fiscal year ending March 31, 2011. (There are no changes to our earnings targets released on May 18, 2010.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

4. Other            (For more details, please see “Other information” in page 2 of Appendix.)

(1)	Changes in significant subsidiaries during the current quarter: Yes

One company is newly added (MM Partnership)

Note: This section shows whether or not there is a change in Specified Subsidiaries (“tokutei kogaisha” in Japanese) that led to the change of the consolidation scope during the current quarter.

(2)	Adoption of simplified accounting methods, or utilization of unique accounting methods: Yes

Note: This section shows the use of any simplified accounting methods, or the use of any peculiar accounting methods for quarterly consolidated financial statements.

(3)	Changes in accounting policies, procedures, presentation rules, etc.

(A) Changes due to revision of accounting standards: Yes
(B) Changes due to reasons other than (A): No

Note: This section shows changes to accounting policies, procedures, presentation rules, etc. that are described in Japanese regulations as “Alterations on significant issues that are the basis of the preparation for quarterly financial accounting statements”.

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:
	June 30, 2010	14,149,145,820 shares	Mar. 31, 2010	14,148,414,920 shares
(B) Treasury stocks:	June 30, 2010	9,395,335 shares	Mar. 31, 2010	9,781,950 shares
(C) Average outstanding stocks:	Three months ended June 30, 2010		14,139,335,066 shares
	Three months ended June 30, 2009		11,639,223,728 shares

*Disclosure regarding the execution of the quarterly review process

This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s quarterly review procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the quarterly review process has not been completed as of this disclosure in the “Consolidated Summary Report”.

*Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may effect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Dividends on preferred stocks)

Dividends per share relating to preferred stocks are as follows:

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 3
Fiscal year ended March 31, 2010	—	30.00	—	30.00	60.00
Fiscal year ending March 31, 2011	——	——	——	——	——

(Note) MUFG repurchased Preferred Stock First Series of Class 3 in April 2010 and cancelled in April 2010.

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 5
Fiscal year ended March 31, 2010	—	57.50	—	57.50	115.00
Fiscal year ending March 31, 2011	—	——	——	——	——
Fiscal year ending March 31, 2011 (Forecast)	——	57.50	—	57.50	115.00

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock Class 11
Fiscal year ended March 31, 2010	—	2.65	—	2.65	5.30
Fiscal year ending March 31, 2011	—	——	——	——	——
Fiscal year ending March 31, 2011 (Forecast)	——	2.65	—	2.65	5.30

Mitsubishi UFJ Financial Group, Inc.

Contents of Appendix

1. Other Information	2

(1) Changes in significant subsidiaries	2

(2) Adoption of simplified accounting methods, or utilization of unique accounting methods	2

(3) Changes in accounting policies, procedures, presentation rules, etc.	3

2. Consolidated Financial Statements	4

(1) Consolidated Balance Sheets	4

(2) Consolidated Statements of Income	6

(3) Notes on Going-Concern Assumption	7

(4) Notes for Material Changes in Shareholders’ Equity	7

1

Mitsubishi UFJ Financial Group, Inc.

1. Other Information

(1)	Changes in significant subsidiaries

The following is a change in Specified Subsidiaries (“tokutei kogaisha” in Japanese) affecting the scope of consolidation during the current quarter:

Name	Location	Investment Amount	Primary Business	Ownership
MM Partnership	Chiyoda-ku, Tokyo	Approximately ¥660 billion	Holding shares	60%

Note 1.	MM Partnership is a partnership under the Civil Code of Japan which holds shares of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”) and Morgan Stanley MUFG Securities Co., Ltd. (“MSMS”).

2.	The investment amount is equivalent to the evaluated value as of May 1, 2010 of both MUMSS shares and MSMS shares contributed by each partner.

(2)	Adoption of simplified accounting methods, or utilization of unique accounting methods

(Simplified accounting methods)

(i)	Depreciation

Depreciation for tangible fixed assets, which are depreciated under the declining-balance method, is computed by proportionally allocating the estimated depreciation for the fiscal year.

(ii)	Allowance for credit losses

Except for claims on “bankrupt borrowers” and “substantially bankrupt borrowers” and claims on “potentially bankrupt borrowers” for which allowances are provided in specific amounts, allowances for credit losses are calculated based on reasonable measures, including the loan loss ratios used for the previous annual period-end settlement.

(iii)	Taxes

Income taxes are calculated in a manner similar to that in which they were calculated in the previous annual period-end settlement. However, immaterial adjustment items and immaterial tax credits are not considered in calculating the taxable income.

(iv)	Collectability of deferred tax assets

The collectability of deferred tax assets is determined based on the earnings forecasts and tax planning used in the previous annual period-end settlement.

(v)	Deferred and accrued accounts

Amounts of certain deferred and accrued accounts are estimated based on reasonable measures.

2

Mitsubishi UFJ Financial Group, Inc.

(3)	Changes in accounting policies, procedures, presentation rules, etc.

(i)	Application of “Accounting Standard for Asset Retirement Obligations”

Starting with the current quarter, we have applied “Accounting Standard for Asset Retirement Obligations” (ASBJ Statement No.18 issued on March 31, 2008) and “Guidance on Accounting Standard for Asset Retirement Obligations” (ASBJ Guidance No.21 issued on March 31, 2008).

Following the implementation stated above, “Ordinary Profits” and “Income before income taxes and others” are decreased 319 million yen, and 24,586 million yen, respectively.

(ii)	Application of “Accounting Standard for Business Combinations”

Starting with the current quarter, we have applied “Accounting Standard for Business Combinations” (ASBJ Statement No. 21 issued on December 26, 2008), “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No.22 issued on December 26, 2008), “Partial amendments to Accounting Standard for Research and Development Costs” (ASBJ Statement No.23 issued on December 26, 2008), “Revised Accounting Standard for Business Divestitures” (ASBJ Statement No. 7 issued on December 26, 2008), “Revised Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No. 16 issued on December 26, 2008), and “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10 issued on December 26, 2008).

3

Mitsubishi UFJ Financial Group, Inc.

2. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of June 30, 2010	As of March 31, 2010
Assets:
Cash and due from banks	7,032,695	7,495,050
Call loans and bills bought	430,496	482,546
Receivables under resale agreements	5,232,069	3,559,309
Receivables under securities borrowing transactions	3,013,304	5,770,044
Monetary claims bought	2,840,102	2,967,002
Trading assets	18,045,836	16,448,683
Money held in trust	336,447	362,789
Securities	66,037,534	63,964,461
Loans and bills discounted	82,492,586	84,880,603
Foreign exchanges	1,166,305	1,051,325
Other assets	7,818,104	6,416,721
Tangible fixed assets	1,356,075	1,357,449
Intangible fixed assets	1,111,575	1,152,606
Deferred tax assets	644,713	646,495
Customers’ liabilities for acceptances and guarantees	8,475,789	8,889,771
Allowance for credit losses	(1,289,222)	(1,337,922)

Total assets	204,744,412	204,106,939

Liabilities:
Deposits	122,175,761	123,891,946
Negotiable certificates of deposit	11,274,691	11,019,571
Call money and bills sold	2,281,427	1,907,366
Payables under repurchase agreements	13,019,930	11,843,211
Payables under securities lending transactions	2,736,945	3,632,170
Commercial papers	165,504	196,929
Trading liabilities	10,994,224	9,894,186
Borrowed money	5,494,228	6,235,917
Foreign exchanges	964,763	704,233
Short-term bonds payable	418,434	480,545
Bonds payable	6,619,566	7,022,868
Due to trust accounts	1,570,487	1,559,765
Other liabilities	6,852,353	4,933,405
Reserve for bonuses	13,836	52,278
Reserve for bonuses to directors	256	751
Reserve for retirement benefits	61,857	61,821
Reserve for retirement benefits to directors	1,222	1,523
Reserve for loyalty award credits	9,554	8,717
Reserve for contingent losses	220,026	239,224
Reserves under special laws	2,228	3,098
Deferred tax liabilities	36,724	39,210
Deferred tax liabilities for land revaluation	188,953	188,963
Acceptances and guarantees	8,475,789	8,889,771

Total liabilities	193,578,771	192,807,479

4

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of June 30, 2010	As of March 31, 2010
Net assets:
Capital stock	2,136,835	2,136,582
Capital surplus	2,173,641	2,423,322
Retained earnings	4,475,079	4,405,512
Treasury stock	(6,436)	(6,633)

Total shareholders’ equity	8,779,120	8,958,783

Net unrealized gains (losses) on other securities	166,793	403,490
Net deferred gains (losses) on hedging instruments	81,445	92,402
Land revaluation excess	142,850	142,848
Foreign currency translation adjustments	(236,961)	(254,800)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(36,761)	(36,930)

Total valuation and translation adjustments	117,367	347,011

Subscription rights to shares	6,108	6,451
Minority interests	2,263,044	1,987,213

Total net assets	11,165,641	11,299,459

Total liabilities and net assets	204,744,412	204,106,939

5

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income

(in millions of yen)	For the three months ended June 30, 2009	For the three months ended June 30, 2010
Ordinary income	1,335,642	1,168,880
Interest income	769,671	638,031
Interest on loans and bills discounted	521,411	416,864
Interest and dividends on securities	145,232	142,135
Trust fees	24,397	24,093
Fees and commissions	274,263	265,081
Trading income	84,341	68,409
Other business income	121,602	118,716
Other ordinary income	61,365	54,548
Ordinary expenses	1,199,313	869,752
Interest expenses	214,442	136,398
Interest on deposits	91,906	57,924
Fees and commissions	40,935	40,878
Trading expenses	—	523
Other business expenses	145,477	25,960
General and administrative expenses	566,116	530,673
Other ordinary expenses	232,340	135,317

Ordinary profits	136,328	299,128

Extraordinary gains	14,773	17,410
Gains on disposition of fixed assets	14	352
Gains on loans written-off	12,336	16,187
Reversal of reserve for contingent liabilities from financial instruments transactions	247	870
Others	2,175	—
Extraordinary losses	11,836	28,778
Losses on disposition of fixed assets	6,684	1,481
Losses on impairment of fixed assets	4,454	144
Losses on changes in subsidiaries’ equity	—	2,704
Loss on adjustment for changes of accounting standard for asset retirement obligations	—	24,447
Others	697	—

Income before income taxes and others	139,266	287,760

Income taxes-current	17,448	22,519
Income taxes-deferred	29,099	73,054

Total taxes	46,547	95,574

Income before minority interests		192,185

Minority interests	16,777	25,837

Net income	75,940	166,348

6

Mitsubishi UFJ Financial Group, Inc.

(3)	Notes on Going-Concern Assumption

Not applicable

(4)	Notes for Material Changes in Shareholders’ Equity

Not applicable

7

Selected Financial Information

under Japanese GAAP

For the Three Months Ended June 30, 2010

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1 [ BTMU and MUTB Combined ]*2*3*4	1
	[ BTMU Non-consolidated ] [ MUTB Non-consolidated ]

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BTMU and MUTB Combined including Trust Accounts ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	5

3. Securities	[ MUFG Consolidated ]	6
	[ BTMU Non-consolidated ] [ MUTB Non-consolidated ]

4. ROE	[ MUFG Consolidated ]	9

5. Average Interest Rate Spread	[ BTMU and MUTB Combined ]	9

6. Loans and Deposits	[ BTMU and MUTB Combined ]	9

7. Statements of Trust Assets and Liabilities	[ MUTB Non-consolidated ]	10

(Reference)

Exposure to “Securitized Products and Related Investments”		11

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2010 (A)	June 30, 2009 (B)
Gross profits	910.6	873.4	37.1
Gross profits before credit costs for trust accounts	910.6	873.4	37.1
Net interest income	501.6	555.2	(53.6)
Trust fees	24.0	24.3	(0.3)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	224.2	233.3	(9.1)
Net trading profits	67.8	84.3	(16.4)
Net other business profits	92.7	(23.8)	116.6
Net gains (losses) on debt securities	78.3	17.8	60.4
General and administrative expenses	515.1	541.5	(26.4)
Amortization of goodwill	8.2	8.2	0.0
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	403.7	340.1	63.6
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	395.4	331.8	63.6
Provision for general allowance for credit losses (2)	39.7	(26.6)	66.3
Net business profits*	435.1	305.2	129.9
Net non-recurring gains (losses)	(136.0)	(168.9)	32.8
Credit costs (3)	(110.0)	(163.2)	53.2
Losses on loan write-offs	(60.1)	(52.9)	(7.1)
Provision for specific allowance for credit losses	(51.2)	(108.4)	57.1
Other credit costs	1.3	(1.7)	3.1
Net gains (losses) on equity securities	1.1	30.2	(29.1)
Gains on sales of equity securities	26.2	38.4	(12.2)
Losses on sales of equity securities	(3.3)	(2.6)	(0.6)
Losses on write-down of equity securities	(21.7)	(5.5)	(16.1)
Profits (losses) from investments in affiliates	(8.2)	0.4	(8.7)
Other non-recurring gains (losses)	(18.8)	(36.4)	17.5

Ordinary profits	299.1	136.3	162.7

Net extraordinary gains (losses)	(11.3)	2.9	(14.3)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Loss on adjustment for changes of accounting standard for asset retirement obligations	(24.4)	—	(24.4)
Income before income taxes and others	287.7	139.2	148.4
Income taxes-current	22.5	17.4	5.0
Income taxes-deferred	73.0	29.0	43.9
Total taxes	95.5	46.5	49.0
Income before minority interests	192.1	92.7	99.4
Minority interests	25.8	16.7	9.0

Net income	166.3	75.9	90.4

Note:

*         Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(70.3)	(189.8)	119.5

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2010 (A)	June 30, 2009 (B)
Gross profits	573.4	507.8	65.5
Gross profits before credit costs for trust accounts	573.4	507.8	65.5
Net interest income	342.5	375.0	(32.5)
Trust fees	17.9	18.1	(0.2)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	101.2	108.8	(7.5)
Net trading profits	34.4	37.1	(2.7)
Net other business profits	77.1	(31.4)	108.6
Net gains (losses) on debt securities	74.8	16.4	58.3
General and administrative expenses	304.2	315.8	(11.6)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	269.1	191.9	77.2
Provision for general allowance for credit losses (2)	17.5	2.0	15.4
Net business profits	286.7	194.0	92.6
Net non-recurring gains (losses)	(94.5)	(94.9)	0.3
Credit costs (3)	(43.2)	(80.5)	37.3
Losses on loan write-offs	(22.2)	(49.3)	27.0
Provision for specific allowance for credit losses	(21.0)	(30.2)	9.1
Other credit costs	0.1	(1.0)	1.1
Net gains (losses) on equity securities	(43.9)	18.6	(62.6)
Gains on sales of equity securities	24.5	26.9	(2.3)
Losses on sales of equity securities	(3.8)	(2.4)	(1.4)
Losses on write-down of equity securities	(64.6)	(5.7)	(58.8)
Other non-recurring gains (losses)	(7.3)	(32.9)	25.6

Ordinary profits	192.1	99.1	93.0

Net extraordinary gains (losses)	(5.2)	8.2	(13.5)
Reversal of allowance for credit losses (4)	2.1	1.4	0.7
Reversal of reserve for contingent losses included in credit costs (5)	1.4	3.7	(2.2)
Loss on adjustment for changes of accounting standard for asset retirement obligations	(16.7)	—	(16.7)
Income before income taxes	186.8	107.3	79.4
Income taxes-current	7.4	6.3	1.1
Income taxes-deferred	62.8	28.5	34.3
Total taxes	70.3	34.8	35.4

Net income	116.5	72.5	44.0

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(22.1)	(73.3)	51.2

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2010 (A)	June 30, 2009 (B)
Gross profits	481.1	425.6	55.5
Net interest income	302.1	334.6	(32.5)
Net fees and commissions	82.2	91.9	(9.7)
Net trading profits	31.2	32.5	(1.2)
Net other business profits	65.4	(33.5)	99.0
Net gains (losses) on debt securities	60.5	14.0	46.5
General and administrative expenses	255.7	265.2	(9.4)
Net business profits before provision for general allowance for credit losses	225.3	160.4	64.9
Provision for general allowance for credit losses (1)	17.5	2.0	15.4
Net business profits	242.9	162.4	80.4
Net non-recurring gains (losses)	(87.6)	(86.5)	(1.1)
Credit costs (2)	(43.1)	(79.2)	36.1
Losses on loan write-offs	(22.1)	(48.0)	25.9
Provision for specific allowance for credit losses	(21.0)	(30.2)	9.1
Other credit costs	0.1	(1.0)	1.1
Net gains (losses) on equity securities	(39.0)	19.3	(58.4)
Gains on sales of equity securities	22.3	26.6	(4.2)
Losses on sales of equity securities	(3.5)	(2.2)	(1.3)
Losses on write-down of equity securities	(57.8)	(5.0)	(52.8)
Other non-recurring gains (losses)	(5.4)	(26.6)	21.1

Ordinary profits	155.2	75.9	79.3

Net extraordinary gains (losses)	(6.6)	6.9	(13.5)
Reversal of allowance for credit losses (3)	—	—	—
Reversal of reserve for contingent losses included in credit costs (4)	1.3	3.5	(2.1)
Loss on adjustment for changes of accounting standard for asset retirement obligations	(15.2)	—	(15.2)
Income before income taxes	148.6	82.8	65.7
Income taxes-current	5.8	6.9	(1.1)
Income taxes-deferred	48.8	22.9	25.8
Total taxes	54.6	29.9	24.7

Net income	93.9	52.9	41.0

(Reference)
Total credit costs (1)+(2)+(3)+(4)	(24.2)	(73.7)	49.4

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2010 (A)	June 30, 2009 (B)
Gross profits	92.2	82.1	10.0
Gross profits before credit costs for trust accounts	92.2	82.1	10.0
Trust fees	17.9	18.1	(0.2)
Credit costs for trust accounts (1)	—	—	—
Net interest income	40.3	40.3	0.0
Net fees and commissions	19.0	16.8	2.1
Net trading profits	3.2	4.6	(1.4)
Net other business profits	11.6	2.0	9.5
Net gains (losses) on debt securities	14.2	2.3	11.8
General and administrative expenses	48.4	50.6	(2.1)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	43.7	31.5	12.2
Provision for general allowance for credit losses (2)	—	—	—
Net business profits	43.7	31.5	12.2
Net non-recurring gains (losses)	(6.8)	(8.3)	1.4
Credit costs (3)	(0.1)	(1.2)	1.1
Losses on loan write-offs	(0.1)	(1.2)	1.1
Provision for specific allowance for credit losses	—	—	—
Other credit costs	—	—	—
Net gains (losses) on equity securities	(4.9)	(0.7)	(4.1)
Gains on sales of equity securities	2.1	0.2	1.8
Losses on sales of equity securities	(0.3)	(0.2)	(0.0)
Losses on write-down of equity securities	(6.7)	(0.7)	(6.0)
Other non-recurring gains (losses)	(1.8)	(6.3)	4.4

Ordinary profits	36.8	23.2	13.6

Net extraordinary gains (losses)	1.3	1.2	0.0
Reversal of allowance for credit losses (4)	2.1	1.4	0.7
Reversal of reserve for contingent losses included in credit costs (5)	0.0	0.2	(0.1)
Loss on adjustment for changes of accounting standard for asset retirement obligations	(1.4)	—	(1.4)
Income before income taxes	38.2	24.4	13.7
Income taxes-current	1.6	(0.6)	2.2
Income taxes-deferred	14.0	5.5	8.4
Total taxes	15.6	4.8	10.7

Net income	22.5	19.6	2.9

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	2.0	0.3	1.7

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BTMU and MUTB Combined including Trust Accounts

	(in billions of yen)
	As of June 30, 2010	As of March 31, 2010
Bankrupt or De facto Bankrupt	174.6	194.2
Doubtful	869.3	845.0
Special Attention	378.4	309.5
Non Performing Loans	1,422.4	1,348.7

Total loans	86,716.7	89,618.5
Non Performing Loans / Total loans	1.64%	1.50%

BTMU Non-consolidated

	(in billions of yen)
	As of June 30, 2010	As of March 31, 2010
Bankrupt or De facto Bankrupt	169.4	183.0
Doubtful	807.7	782.8
Special Attention	358.9	290.1
Non Performing Loans	1,336.1	1,255.9

Total loans	76,284.0	79,032.4
Non Performing Loans / Total loans	1.75%	1.58%

MUTB Non-consolidated

	(in billions of yen)
	As of June 30, 2010	As of March 31, 2010
Bankrupt or De facto Bankrupt	5.0	11.0
Doubtful	61.4	62.0
Special Attention	18.8	18.6
Non Performing Loans	85.3	91.8

Total loans	10,310.7	10,461.0
Non Performing Loans / Total loans	0.82%	0.87%

MUTB Non-consolidated: Trust Accounts

	(in billions of yen)
	As of June 30, 2010	As of March 31, 2010
Bankrupt or De facto Bankrupt	0.1	0.1
Doubtful	0.1	0.1
Special Attention	0.7	0.7
Non Performing Loans	0.9	1.0

Total loans	122.0	125.1
Non Performing Loans / Total loans	0.79%	0.80%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in billions of yen)
	As of June 30, 2010		As of March 31, 2010
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Debt securities being held to maturity	3,297.4	94.2	3,417.7	82.7

	(in billions of yen)
	As of June 30, 2010		As of March 31, 2010
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Other securities	62,223.0	499.9	60,406.3	812.7
Domestic equity securities	3,655.7	133.2	4,277.3	681.7
Domestic bonds	45,356.1	297.3	43,376.6	117.1
Other	13,211.1	69.2	12,752.3	13.8
Foreign equity securities	236.5	32.9	282.5	73.5
Foreign bonds	11,302.0	216.7	10,702.5	77.2
Other	1,672.5	(180.3)	1,767.1	(137.0)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in billions of yen)
	As of June 30, 2010		As of March 31, 2010
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	1,206.1	52.2	1,289.6	39.1
Stocks of subsidiaries and affiliates	120.0	(13.6)	155.7	(32.1)

	(in billions of yen)
	As of June 30, 2010		As of March 31, 2010
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Other securities	51,650.1	306.2	49,791.9	517.8
Domestic equity securities	2,866.2	(48.1)	3,366.5	385.6
Domestic bonds	41,388.7	265.0	39,374.1	104.3
Other	7,395.0	89.2	7,051.2	27.7
Foreign equity securities	136.8	40.1	152.1	54.5
Foreign bonds	6,051.3	136.1	5,669.3	45.6
Other	1,206.8	(87.0)	1,229.7	(72.3)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trusts in “Monetary claims bought” in addition to “Securities”.

	(in billions of yen)
	As of June 30, 2010		As of March 31, 2010
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	1,540.2	19.0	1,555.8	22.3
Stocks of subsidiaries and affiliates	40.3	(5.0)	40.3	(2.4)

	(in billions of yen)
	As of June 30, 2010		As of March 31, 2010
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Other securities	7,888.3	50.3	7,787.2	123.3
Domestic equity securities	751.3	40.4	872.1	146.3
Domestic bonds	3,602.9	34.7	3,620.3	15.9
Other	3,534.1	(24.8)	3,294.7	(38.9)
Foreign equity securities	0.9	0.2	1.1	0.3
Foreign bonds	3,118.1	57.7	2,806.3	26.9
Other	415.0	(82.8)	487.2	(66.2)

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the three months ended June 30, 2010	For the three months ended June 30, 2009
ROE*	7.98	4.12

Note:

* ROE is computed as follows:

Net income × 4 - Equivalent of annual dividends on nonconvertible preferred stocks	×100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

5. Average Interest Rate Spread

BTMU and MUTB Combined

(Domestic business segment)

	(percentage per annum)
	For the three months ended June 30, 2010	For the three months ended June 30, 2009
Average interest rate on loans and bills discounted	1.43	1.59
Average interest rate on deposits and NCD	0.14	0.21
Interest rate spread	1.28	1.37

6. Loans and Deposits

BTMU and MUTB Combined

	(in billions of yen)
	As of June 30, 2010	As of March 31, 2010
Deposits (ending balance)	115,168.4	116,488.2
Deposits (average balance)	114,302.2	112,351.7
Loans (ending balance)	76,949.5	79,364.3
Loans (average balance)	77,649.4	80,939.4

	(in billions of yen)
	As of June 30, 2010	As of March 31, 2010
Domestic deposits (ending balance)*	106,189.3	107,597.8
Individuals	63,822.8	63,045.3

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

MUTB Non-consolidated

Including trust assets under service-shared co-trusteeship

	(in billions of yen)
	As of June 30, 2010	As of March 31, 2010
Assets:
Loans and bills discounted	147.2	155.3
Securities	48,563.0	48,250.7
Beneficiary rights to the trust	29,749.2	30,253.8
Securities held in custody accounts	1,111.1	1,191.4
Monetary claims	10,322.2	10,182.8
Tangible fixed assets	8,950.3	8,965.9
Intangible fixed assets	132.8	133.6
Other claims	2,122.6	1,881.2
Call loans	1,099.1	1,060.2
Due from banking account	1,570.0	1,559.3
Cash and due from banks	1,749.9	1,626.0

Total	105,517.9	105,260.6

Liabilities:
Money trusts	16,916.3	16,807.8
Pension trusts	11,462.4	12,167.4
Property formation benefit trusts	13.0	12.8
Loan trusts	33.5	42.6
Investment trusts	29,077.2	28,281.5
Money entrusted other than money trusts	2,036.2	2,121.7
Securities trusts	1,237.8	1,281.4
Monetary claim trusts	10,746.3	10,577.5
Equipment trusts	32.3	36.0
Land and fixtures trusts	93.5	93.4
Composite trusts	33,869.0	33,838.1

Total	105,517.9	105,260.6

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of June 30, 2010 is outlined below. (Figures are on a managerial basis and rounded off.)

[Balance, net unrealized gains (losses), realized gains]

•

The balance as of the end of June 2010 decreased to ¥1.56 trillion in total, a decrease of ¥0.18 trillion compared with the balance as of the end of March 2010, mainly due to sales of securitized products, which have risk of being downgraded or deteriorated, and redemptions.

•	Net unrealized losses were ¥107 billion, improved by ¥18 billion compared to the end of March 2010.

•	The effect on the P/L for the first quarter ended June 30, 2010 was a gain of ¥1 billion as a result of market recovery.

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2010	Net unrealized gains (losses)	Change from end of March 2010	Balance	Net unrealized gains (losses)
1	RMBS	69	(12)	4	1	0	0
2	Sub-prime RMBS	19	(3)	6	1	0	0
3	CMBS	21	(1)	(2)	0	0	0
4	CLOs	1,374	(150)	(105)	15	1,128	(82)
5	Other securitized products (card, etc.)	94	(12)	(4)	1	26	(1)
6	CDOs	6	(2)	0	0	0	0
7	Sub-prime ABS CDOs	0	0	0	0	0	0

8	Total	1,563	(177)	(107)	18	1,154	(82)

1.	Balance is the amount after impairment and before deducting net unrealized losses. The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.
2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available for sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•	AAA-rated products account for 27% of our investments in securitized products, a decrease of 6% compared with the end of March 2010, due to downgrades in credit ratings of certain CLOs.

•	AAA and AA-rated products account for 76% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
9	RMBS	16	5	7	6	34	0	69
10	Sub-prime RMBS	9	2	0	2	8	0	19
11	CMBS	10	1	3	6	1	1	21
12	CLOs	357	733	119	79	85	0	1,374
13	Other securitized products (card, etc.)	33	30	9	18	4	0	94
14	CDOs	2	3	0	0	1	0	6
15	Sub-prime ABS CDOs	0	0	0	0	0	0	0

16	Total	418	771	138	110	125	1	1,563

17	Percentage of total	27%	49%	9%	7%	8%	0%	100%
18	Percentage of total (End of March 2010)	33%	46%	7%	7%	7%	0%	100%

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan]

•	We are not engaged in origination or distribution of securitized products of leveraged loans, and therefore, there is no balance of leveraged loans for securitization.

•	The following table shows the balances of LBO loans as of the end of June 2010.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March 2010
1	LBO Loan[3] (Balance on a commitment basis)	44	100	33	262	439	(43)
2	Balance on a booking basis	26	89	31	245	392	(27)

3. Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of June 2010 was ¥3.28 trillion (¥0.88 trillion overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purpose Company (SPC) collateralized by receivables